UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NOVO NORDISK A/S
(Exact name of the registrant as specified in its charter)

The Kingdom of Denmark	333-82318	N/A
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Novo Allé, DK-2880 Bagsværd, Denmark		N/A
(Address of principal executive offices)		(Zip code)

Karsten Munk Knudsen	+45 4444 8888
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Novo Nordisk A/S’s Conflict Minerals Report for the year ended December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available at: https://www.novonordisk.com/sustainable-business/performance-on-tbl/more-about-how-we-work-and-report/transparency-disclosures.html

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2018	NOVO NORDISK A/S
	By:	/s/ Karsten Munk Knudsen
	Name:	Karsten Munk Knudsen
	Title:	Executive Vice President & Chief Financial Officer